Exhibit 99.2 9 Ha’Ta’asiya St., POB 2397 Ra’anana 4365007, Israel Tel.: +972 (0)9 770-7601 Fax: +972 (0)77 417 - 1410 e-mail: info@urogen.com

Extraordinary Meeting of the Shareholders of

UroGen Pharma Ltd.

February 14, 2018

To:

Mr. Ron Bentsur, CEO

UroGen Pharma Ltd.

9 Ha’Ta’asiya St., POB 2397

Ra’anana 4365007, Israel

(Please use BLOCK CAPITALS)

I,                                                                                                                                , of                                                                          , a Shareholder of UroGen Pharma Ltd. hereby appoint Mr. Gary S. Titus, Chief Financial Officer of the Company (garyt@urogen.com) [or strike name and insert the name of a another chosen proxy:                                                                                                                                ] (with full power of substitution) as my proxy to vote in my name and place, all shares, at the extraordinary general meeting of the shareholders of the Company to be held on February 14, 2018 at 5:00 pm EST (GMT-5) and at any adjournment thereof, at the offices of the Company at 499 Park Avenue, Suite 1200, New York, New York 10022-1240, U.S.A., in accordance with the following instructions: in my capacity as a shareholder of the Company, I have indicated below my consent or objection to the adoption of the proposed resolutions put to vote at such meeting, and I hereby instruct the proxy appointed above to vote all shares, as follows:

If not otherwise specified by the undersigned shareholder, the shares represented by this Proxy will be voted “FOR” for each of the resolutions described herein below.

IN ORDER FOR A VOTE ON EACH OF PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 AND 16 TO BE COUNTED, THE VOTING YOU MUST INFORM US (OR IF VOTING BY PROXY, INDICATE VIA A PROXY CARD) WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER THE RELEVANT PROPOSAL. IN ORDER TO INFORM US ACCORDINGLY, YOU MUST INDICATE IN ITEM 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A, 9A, 10A, 11A, 12A, 13A, 14A, 15A AND 16A ON THIS PROXY CARD, AS APPLICABLE, WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER THE RELEVANT PROPOSAL OR ARE A CONTROLLING SHAREHOLDER OF THE COMPANY. IF YOU FAIL TO SO INDICATE ON THE PROXY CARD, YOUR VOTE WILL NOT BE COUNTED IN RESPECT OF PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 AND 16, AS APPLICABLE. A PERSONAL INTEREST DOES NOT INCLUDE A PERSONAL INTEREST ARISING SOLELY FROM THE HOLDING OF SHARES IN THE COMPANY

9 Ha’Ta’asiya St., POB 2397 Ra’anana 4365007, Israel Tel.: +972 (0)9 770-7601 Fax: +972 (0)77 417 - 1410 e-mail: info@urogen.com

Item	Resolutions	For	Against	Abstain

1	RESOLVED, to approve the Compensation Policy for office holders, in the form attached as Appendix A to UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

1A	I have a personal interest in Resolution 1	Yes	☐	No	☐

2	RESOLVED, to approve the grant of options to purchase an aggregate of 50,000 ordinary shares of the Company to Prof. Arie Belldegrun, as director and Chairman of the board of directors of the Company, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

2A	I have a personal interest in Resolution 2	Yes	☐	No	☐

3	RESOLVED, to approve the grant of options to purchase 10,000 ordinary shares of the Company to Dr. Stuart Holden, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

3A	I have a personal interest in Resolution 3	Yes	☐	No	☐

4	RESOLVED, to approve the grant of options to purchase 10,000 ordinary shares of the Company to Dr. Pini Orbach, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

4A	I have a personal interest in Resolution 4	Yes	☐	No	☐

9 Ha’Ta’asiya St., POB 2397 Ra’anana 4365007, Israel Tel.: +972 (0)9 770-7601 Fax: +972 (0)77 417 - 1410 e-mail: info@urogen.com

Item	Resolutions	For	Against	Abstain

5	RESOLVED, that the grant of options to purchase 10,000 ordinary shares of the Company to Mr. Ran Nussbaum, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

5A	I have a personal interest in Resolution 5	Yes	☐	No	☐

6	RESOLVED, to approve the grant of options to purchase 40,000 ordinary shares of the Company to Ms. Kathryn Falberg, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

6A	I have a personal interest in Resolution 6	Yes	☐	No	☐

7	RESOLVED, to approve the grant of options to purchase 40,000 ordinary shares of the Company to Dr. Fred Cohen, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

7A	I have a personal interest in Resolution 7	Yes	☐	No	☐

8	RESOLVED, to approve the grant of options to purchase 50,000 ordinary shares of the Company to Ms. Cynthia Butitta, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

8A	I have a personal interest in Resolution 8	Yes	☐	No	☐

9 Ha’Ta’asiya St., POB 2397 Ra’anana 4365007, Israel Tel.: +972 (0)9 770-7601 Fax: +972 (0)77 417 - 1410 e-mail: info@urogen.com

Item	Resolutions	For	Against	Abstain

9	RESOLVED, to approve the employment terms and grant of options to purchase 130,000 ordinary shares of the Company to Mr. Ron Bentsur, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

9A	I have a personal interest in Resolution 9	Yes	☐	No	☐

10	RESOLVED, to approve the employment terms and grant of options to purchase 80,000 ordinary shares of the Company to Mr. Gil Hakim, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

10A	I have a personal interest in Resolution 10	Yes	☐	No	☐

11	RESOLVED, to approve the employment terms and grant of options to purchase 65,000 ordinary shares of the Company to Mr. Gary Titus, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

11A	I have a personal interest in Resolution 11	Yes	☐	No	☐

12	RESOLVED, to approve the employment terms and grant of options to purchase 15,000 ordinary shares of the Company and of 12,500 RSUs to Prof. Mark Schoenberg, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

12A	I have a personal interest in Resolution 12	Yes	☐	No	☐

9 Ha’Ta’asiya St., POB 2397 Ra’anana 4365007, Israel Tel.: +972 (0)9 770-7601 Fax: +972 (0)77 417 - 1410 e-mail: info@urogen.com

Item	Resolutions	For	Against	Abstain

13	RESOLVED, to approve the employment terms and grant of 2017 G&O Bonus to Mr. Ron Bentsur in the amount of US$247,500 to Mr. Ron Bentsur, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

13A	I have a personal interest in Resolution 13	Yes	☐	No	☐

14	RESOLVED, to approve the employment terms and grant of 2017 G&O Bonus to Mr. Gil Hakim in the amount of US$125,125 to Mr. Gil Hakim, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

14A	I have a personal interest in Resolution 14	Yes	☐	No	☐

15	RESOLVED, to approve the employment terms and grant of 2017 G&O Bonus to Mr. Gary Titus in the amount of US$125,125 to Mr. Gary Titus, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

15A	I have a personal interest in Resolution 15	Yes	☐	No	☐

16	RESOLVED, to approve the amendment of the May 2017 Officer Indemnitee and Exculpation Agreements, as described in UroGen Pharma Ltd.’s Proxy Statement, dated January 10, 2018, relating to an extraordinary meeting of shareholders.	☐	☐	☐

16A	I have a personal interest in Resolution 16	Yes	☐	No	☐

In witness whereof, I have hereby affixed my signature to this Proxy:

Signature:

(Please Print Name):

Date: